SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                    OFFSHORE ENERGY DEVELOPMENT CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                  676247 10 9
                                (CUSIP Number)

                            DOUGLAS H. KIESEWETTER
                     1400 WOODLOCH FOREST DRIVE, SUITE 200
                          THE WOODLANDS, TEXAS 77380
                                (713) 364-0033
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                               DECEMBER 12, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676247 10 9

SCHEDULE 13D

    1 NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER Douglas H. Kiesewetter
         Deborah M. Kiesewetter

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [  ]
         (b) [  ]

    3    SEC USE ONLY


    4    SOURCE OF FUNDS


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)
         [  ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION


    7    Sole Voting Power
         0

    8    SHARED VOTING POWER
         0

    9    SOLE DISPOSITIVE POWER
         0

   10    SHARED DISPOSITIVE POWER
         0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0

   14    TYPE OF REPORTING PERSON
================================================================================

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

(a) The responses to rows 11 and 13 of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

(b) The responses to rows 7 through 10 of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

(c) On December 12, 1997, a subsidiary of Titan Exploration, Inc. ("Titan") was merged (the "Merger") with and into Offshore Energy Development Corporation (the "Company"), with the result that each outstanding share of the common stock, par value $.01 per share, of the Company (the "Common Stock") was converted into the right to receive 0.63 of a share of the common stock of Titan and that the Company became a wholly owned subsidiary of Titan. As a result of the Merger, all of the shares of Common Stock beneficially owned by the reporting persons were converted into the right to receive shares of common stock of Titan.

(d)   Not applicable.

(e) As a result of the Merger, the reporting persons ceased to be beneficial owners of more than five percent of the Common Stock on December 12, 1997.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 1997

                           /s/ DOUGLAS H. KIESEWETTER
                             Douglas H. Kiesewetter

                           /s/ DEBORAH M. KIESEWETTER
                             Deborah M. Kiesewetter